UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gentium S.p.A.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

37250B104

(CUSIP Number)

December 5, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250B104

1.	Names of Reporting Persons. Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,011,001

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,011,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,011,001

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.7% based on 15,038,483 Ordinary Shares outstanding as reflected in the Issuer’s Form 20-F filed April 1, 2013.

12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer: Gentium S.p.A.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Piazza XX Settembre 2, 22079, Villa Guardia (Como), Italy

Item 2(a).	Name of Person Filing: This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons") (i) Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. ("STIFR")
Item 2(b).	Address of Principal Business Office or, in none, Residence: (i) Sigma-Tau Industrie Farmaceutiche Riunite S.p.A. Via Pontina Km. 30.400 Pomezia (Rome) Italy 00040
Item 2(c).	Citizenship: (i) STIFR is an Italian corporation.
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value €1.00 per share. The Ordinary Shares are listed for trading on the NASDAQ Global Market in the form of American Depositary Shares.
Item 2(e).	CUSIP Number: 37250B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:
This Item 3 is not applicable.

Item 4.	Ownership:
STIFR
(a) Amount beneficially owned: 1,011,001
(b) Percent of class: 6.7%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,011,001
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,011,001

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2013

SIGMA-TAU INDUSTRIE FARMACEUTICHE RIUNITE S.p.A.

By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

EXHIBIT INDEX

PAGE
A. Power of Attorney granted by Sigma-Tau Industrie Farmaceutiche Riunite S.p.A.	7

EXHIBIT A

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Fabio Amabile, Sabrina Di Bartolomeo and Lorenza Laureti, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of GENTIUM S.P.A. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed within Sigma Tau Group (namely, employed by a company which is directly or indirectly majority-owned by Sigma Tau Finanziaria).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 17th day of December, 2013.

SIGMA-TAU INDUSTRIE FARMACEUTICHE RIUNITE S.P.A.

By:	/s/ Andrea Montevecchi
Name: Andrea Montevecchi
Title: Vice President & CEO